27 July 2007

You are cordially invited to meet with members of the Board and Executives of Austral Pacific Energy Ltd. for an informal discussion on Austral’s present activities and plans on

Wednesday, 12th September 2007

from 12.00 noon to 2.00 p.m.

Chancellor One Meeting Room at

James Cook Hotel Grand Chancellor

147 The Terrace, Wellington

There will be short presentations by the Chairman, Mr David Newman, and by the CEO and President, Thompson Jewell, followed by a Q&A session.

The formal part of the meeting will be followed by refreshments and an opportunity to mingle and chat with Austral Directors and Executives.

RSVP for catering purposes to deniser@austral-pacific.com

by Monday, 3rd September, or telephone Denise on 495 0888

I look forward to seeing you there.

Jeanette Watson

Company Secretary

DDI +64 4 495 0879

jeanettew@austral-pacific.com

______________________________________________________________________________

Austral Pacific Energy Ltd.
Incorporated in British Columbia, Canada

Level 3, 40 Johnston Street, P O Box 5337, Lambton Quay, Wellington, New Zealand PH: +64 4 495 0888 FAX: +64 4 495 0889

EMAIL: mail@austral-pacific.com WEBSITE: www.austral-pacific.com